oerlikon

082-34643

07022831

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

RECEIVED
2007 APR 23 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date April 19, 2007
Contact Andrea G. Struller

Unaxis Holding
~~OC Oerlikon Corporation AG,~~ Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

PROCESSED
APR 26 2007
THOMSON FINANCIAL

Corporate Communications

Enclosure

- **Delay in the completion of an order**
- **High demand for leading Oerlikon solar technology continues unabated**
- **Targets for 2007 fully confirmed**

dw 4/24

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Oerlikon Solar

- **Delay in the completion of an order**
- **High demand for leading Oerlikon solar technology continues unabated**
- **Targets for 2007 fully confirmed**

Pfäffikon SZ, April 19, 2007 – For the order placed by API, Offenburg, which was announced at the beginning of December 2006, for the delivery of productions systems for thin-film silicon solar modules, a payment delay has occurred. Oerlikon and API are currently working together towards a solution. Production of the plants is proceeding according to plan on the basis of a legally-binding contract. All in all, the demand for Oerlikon's cutting-edge thin film solar technology continues to be very high. At present, Oerlikon is the only provider in the world that can offer and supply turn-key, industrial, technically mature production solutions for thin-film silicon solar modules based on amorphous silicon. The plant, which was delivered to ersol Thin Film in Erfurt at the end of 2006, is currently ramping up production. Based on the strong interest in the market and intensive negotiations with potential customers, Oerlikon is convinced that the 2007 targets defined for the Oerlikon Solar business unit will be met, even with the delay of individual orders.

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 index. Oerlikon was the best performing stock of the year 2006.*

** Cumulated annual sales for the Oerlikon Group in 2006 (CHF 1.7 billion) and the Saurer Group (CHF 3.1 billion)*

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

END